

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Jeff Whiteside
Chief Financial Officer
EXP World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA. 98226

>   **Re: EXP World Holdings, Inc.**
>   **Form 10-K for the year ended December 31, 2019**
>   **Filed on March 12, 2020**
>   **File No. 001-38493**

Dear Mr. Whiteside:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction